Professionally Managed Portfolios
c/o U.S. Bank Global Fund Services
2020 East Financial Way, Suite 100
Glendora, CA 91741

December 7, 2018

VIA EDGAR TRANSMISSION

Megan Miller
United States Securities and Exchange Commission
Division of Investment Management
100 F Street N.E.
Washington, D.C. 20549

RE:	Professionally Managed Portfolios (the "Trust")
Securities Act Registration No: 33-12213
Investment Company Act Registration No: 811-05037
Osterweis Total Return Fund (the "Total Return Fund")
Osterweis Strategic Income Fund (the "Strategic Income Fund")
Osterweis Strategic Investment Fund (the "Strategic Investment Fund")

Dear Ms. Miller:

This correspondence is being filed in response to comments you provided via telephone on November 29, 2018, in connection with the SEC Staff's Sarbanes-Oxley Act of 2002, as amended, review of certain Trust filings for the Osterweis Funds, including the Total Return Fund, the Strategic Income Fund, and the Strategic Investment Fund (the "Funds"), each a series in the Trust. The specific filings reviewed are the Form N-CSR filed on June 7, 2018 referencing the March 31, 2018 Statements of Operations for the Total Return Fund and Notes to Financial Statements for the Strategic Income Fund and Strategic Investment Fund and the Form N-Q filed on August 29, 2018 referencing the June 30, 2018 Summary of Fair Value Disclosure for the Strategic Income Fund and the Strategic Investment Fund.

For your convenience in reviewing the Trust's responses, your comments are briefly summarized below, immediately followed by the Trust's response.  Capitalized terms not otherwise defined herein shall have the meanings given to them in the applicable filing.

COMMENT 1:
In the March 31, 2018 Annual Report, under the Statements of Operations section, please explain what the "Futures commissions merchant interest expense" means regarding the $493 in expenses to the Total Return Fund.

RESPONSE:	The Trust confirms that this line means interest expense applied to short futures contracts between the Fund and the Counterparty, which is a futures commissions merchant.

COMMENT 2:
Per ASU 820-10-50-2(bbb), when there is a change in approach or technique to valuation, the reporting entity shall disclose that change and the reason for making it. In reviewing the March 31, 2018 Annual Report and the June 30, 2018 N-Q for the Strategic Income Fund and the Strategic Investment Fund, the valuation technique for private mortgage backed obligations changed from Issue Price to Discounted Cash Flows, however, there was no disclosure as to why it changed. Please update future filings and represent that this will be corrected going forward.

RESPONSE:
The Trust confirms that the reason for the change in valuation technique was because credit risk was quantified for input into a discounted cash flow valuation model. Additionally, the Trust confirms that future filings will contain the proper disclosure in accordance with ASU 820-10-20-2(bbb). The September 30, 2018 N-CSRS, filed on December 6, 2018 includes the disclosure for the change in technique.

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If you have any questions, need any additional information or would like any clarification, please contact me at (626) 914-7363.

Sincerely,
/s/ Elaine E. Richards
Elaine E. Richards
President and Secretary

cc.	Domenick Pugliese, Schiff Hardin LLP

Richard Wagner, Tait, Weller & Baker LLP